UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                      Form 40-F

Indicate by check mark whether the  Registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:

1. A press release from Pearson plc announcing Pearson to sell 61% stake in Interactive Data

4 May 2010

PEARSON TO SELL 61% STAKE IN INTERACTIVE DATA FOR $33.86 PER SHARE: TOTAL PROCEEDS TO PEARSON OF $2BILLION

Interactive Data Corporation, a leading provider of financial market data, analytics and solutions, is today announcing that it has entered into a definitive agreement to be acquired by investment funds managed by Silver Lake and Warburg Pincus in a transaction with a total value of $3.4 billion. Pearson, which owns approximately 61% of Interactive Data, has executed a written consent providing approval as a shareholder for the transaction.

The agreement was unanimously approved by the Interactive Data board of directors taking into consideration the recommendation of the Special Committee composed solely of the company's four independent directors. The Special Committee was formed as part of the review of strategic alternatives conducted by Interactive Data's board of directors.

Under the agreement, Interactive Data shareholders will receive $33.86 in cash for each share of common stock they own. This represents a premium of approximately 32.9 per cent over the closing share price on Thursday, January 14 2010, the last trading day before Interactive Data announced that its board was reviewing strategic alternatives. The total consideration to Pearson will be approximately $2 billion before tax.

The transaction has fully committed financing, consisting of a combination of equity to be invested by Silver Lake and Warburg Pincus and debt financing to be provided by Bank of America Merrill Lynch, Barclays Bank PLC, Credit Suisse Securities (USA) LLC and UBS Investment Bank. It is subject to regulatory approvals and customary closing conditions and is expected to close by the end of the third quarter of 2010.

In 2009, Interactive Data contributed £484m in sales and £148m in operating profit to Pearson. After tax and minority interests, Interactive Data's contribution to Pearson adjusted earnings was £55m or 6.8p per share. Pearson's tax base in Interactive Data is estimated at approximately $600m and at the end of 2009 the company had total gross assets of $1.3bn.

Pearson intends to use the proceeds of the sale to accelerate the expansion of its businesses, including through bolt-on acquisitions, with a particular focus on adding complementary technology and services to its international, consumer and professional education businesses.

Marjorie Scardino, Pearson's chief executive, said:

"Pearson has been proud to be associated with Interactive Data for many years as it has built a world-class financial information business. Pearson and Interactive Data have extensive growth opportunities and ambitious expansion plans, and we believe this transaction will give both companies greater focus and opportunity to invest more in their strong market positions. We wish everyone at Interactive Data every success with their new owners. We've been pleased to be their colleagues and will enjoy watching their progress from here."

Rona Fairhead, chairman of Interactive Data's board of directors, said:

"This transaction enables Interactive Data's shareholders to realize substantial value and provides the company with partners who are committed to supporting its global expansion. Interactive Data has an outstanding team of more than 2,400 people and the Board thanks them sincerely for their skill and commitment in serving our customers and building the company over many years. With the support of Silver Lake and Warburg Pincus, I am confident that Interactive Data will take full advantage of its strong market position and the changes in technology and regulations that are shaping its industry."

For more information:

Pearson

Investors:                     Simon Mays-Smith     + 44 (0) 20 7010 2317

Media:                          Charles Goldsmith      + 44 (0) 20 7010 2314

Silver Lake                 Jenny Farrelly             + 1 212 819 4807

Warburg Pincus        Rory Mackin                + 1 212 878 9322

Interactive Data

Investors:                    Andrew Kramer           +1 781-687-8306

Media:                         John Coffey                 +1 781-687-8148

About Pearson

Pearson is an international media company with world-leading businesses in education, business information and consumer publishing.

Pearson is the world's leading education company, providing educational materials, technologies, assessments and related services to teachers and students of all ages. We publish across the curriculum under a range of respected imprints and are also a leading provider of electronic learning programmes and of test development, processing and scoring services to educational institutions, corporations and professional bodies around the world.

The Financial Times Group Group provides business and financial news, data, comment and analysis, in print and online, to the international business community. It includes the globally-focused Financial Times newspaper and FT.comwebsite; a range of specialist financial magazines and online services; and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions.

Penguin, founded by Allen Lane in 1935, is today one of the world's leading English language publishers and the most famous brand in the industry. Penguin publishes 4,000 titles every year for readers of all ages and in print and digital formats. Its extensive range of titles includes top literary prize winners, classics, reference volumes and children's titles.

Forward-Looking Statements

This communication contains forward-looking statements that involve numerous risks and uncertainties. The statements contained in this communication that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act of 1934, as amended, including, without limitation, statements regarding the expected benefits and closing of the proposed merger, the management of Pearson and Pearson's expectations, beliefs and intentions.  All forward-looking statements included in this communication are based on information available to Pearson on the date hereof.  In some cases, you can identify forward-looking statements by terminology such as "may," "can," "will," "should," "could," "expects," "plans," "anticipates," "intends," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "outlook," "continue," "preliminary," "guidance," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology.  No assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on Pearson's results of operations or financial condition.  Accordingly, actual results may differ materially and adversely from those expressed in any forward-looking statements.  Neither Pearson nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements.  There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond Pearson's control.  These factors include: failure to obtain, delays in obtaining or adverse conditions contained in any required regulatory or other approvals; failure to consummate or delay in consummating the transaction for other reasons; changes in laws or regulations; and changes in general economic conditions.  Pearson undertakes no obligation (and expressly disclaims any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information please refer to Interactive Data's most recent Form 10-K, 10-Q and 8-K reports filed with the SEC.

Additional Information and Where To Find It

In connection with the merger Interactive Data will file an information statement with the SEC. The information statement will be mailed to stockholders of Interactive Data. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE INFORMATION STATEMENT AND OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTERACTIVE DATA AND THE MERGER. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov.  In addition, the documents filed by Interactive Data with the SEC may be obtained free of charge by contacting Investor Relations by electronic mail at investorrelations@interactivedata.comor by mail at Interactive Data Corporation, 32 Crosby Drive, Bedford, MA 01730. Interactive Data's filings with the SEC are also available on its website at http://ir.interactivedata.com/phoenix.zhtml?c=95364&p=irol-sec.

Information regarding the interests of Pearson and its directors and executive officers and Interactive Data's directors and executive officers in the transaction described herein will be included in the information statement described above.  Additional information regarding Interactive Data's directors and executive officers is also included in Interactive Data's proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2010.  Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC's web site at www.sec.gov.  In addition, the documents filed by Interactive Data with the SEC may be obtained free of charge by contacting Investor Relations by electronic mail at investorrelations@interactivedata.comor by mail at Interactive Data Corporation, 32 Crosby Drive, Bedford, MA 01730.  Interactive Data's filings with the SEC are also available on its website at http://ir.interactivedata.com/phoenix.zhtml?c=95364&p=irol-sec.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date:   May 4, 2010

By:   /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary